EXHIBIT 21

McDATA Subsidiaries

Name	Place of Incorporation	Date
McDATA Services Corporation	Minnesota	7/11/79
SANavigator, Inc.	Delaware	9/7/01
Nishan Systems, Inc.	California	8/19/03
Sanera Systems, Inc.	Delaware	8/21/03
Articulent, Inc.	Delaware	3/8/89
Inrange Technologies Corporation	Delaware	4/19/77
Inrange Global Consulting, Inc.	Delaware	9/5/01
Inrange Technologies Canada, Inc.	Canada	5/24/00
McDATA International ltd.	UK	2/1/03
McDATA Technology Systems Ltd	Ireland	8/11/99
McDATA Technology Systems GmbH	Germany	11/6/00
McDATA GmbH	Germany	7/13/98
McDATA Deutschland GmbH	Germany	2/10/95
McDATA France S.A.S.	France	2/8/95
McDATA Italia Srl.	Italy	3/1/93
McDATA Belgium S.A.	Belgium	6/30/00
McDATA A.G.	Switzerland	6/30/00
McDATA Hong Kong Limited	Hong Kong	9/12/01
McDATA Japan K.K.	Japan	6/21/00
McDATA Technology Systems Singapore Pte Ltd.	Singapore	3/24/02
McDATA Australia Pty Limited	Australia	11/19/01